SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 1)*



                    Vivid Technologies, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           928538 10 7
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above
  Persons (Entities Only)

     Burr, Egan, Deleage & Co.
     04-2681308

2 Check the Appropriate Box if a Member of a Group (See
  Instructions)

                                        (a)  [_]
     N/A                                (b)  [_]

3 SEC Use Only


4 Citizenship or Place of Organization

     MASSACHUSETTS

              5   Sole Voting Power

 Number of           -0- shares
   Shares     6   Shared Voting Power
Beneficially
  Owned by           768,633 shares -- Please also refer to Item 4.(a).
    Each      7   Sole Dispositive Power
 Reporting
Person With          -0- shares
              8   Shared Dispositive Power

                     768,633 shares -- Please also refer to Item 4.(a).

9  Aggregate Amount Beneficially Owned by Each Reporting Person

      768,633 shares -- Please also refer to Item 4.(a).

10 Check if the Aggregate Amount in Row (9) Excludes Certain
   Shares (See Instructions)
                                         [_]
      N/A

11 Percent of Class Represented by Amount in Row (9)

      7.9%

12 Type of Reporting Person (See Instructions)

      IA

Item 1.

     (a)  Name of Issuer

          Vivid Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          10E Commerce Way
          Woburn, Massachusetts  01801

Item 2.

     (a)  Name of Person Filing

          Burr, Egan, Deleage & Co.

     (b)  Address of Principal Business Office or, if None,
          Residence

          One Post Office Square, Suite 3800
          Boston, Massachusetts  02103

     (c)  Citizenship

          Massachusetts

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          928538  10  7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4.  Ownership

     As of December 31, 1997, Burr, Egan, Deleage & Co. was the "beneficial owner" (as defined in Rule 13d-3 of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Exchange Act")) of over five percent of the outstanding shares of Common Stock of Vivid Technologies, Inc. The following information is provided as of December 31, 1997:

     (a)  Amount Beneficially Owned

          Burr, Egan, Deleage & Co. is a venture capital firm which directly or indirectly provides investment advisory services to venture capital funds including Alta III Limited Partnership, Alta Jami Boston Limited Partnership, Gallion Partners II, C.V. Sofinnova Partners Four and Golden Coins N.V. The beneficial ownership of these five funds at December 31, 1997 is as follows:

                                               Common      Common
               Fund                             Stock    Warrants     Total

        Alta III Limited Partnership          425,700     106,794   532,494
        Alta Jami Boston Limited Partnership   10,690       2,682    13,372
        Gallion Partners II                    66,740      16,952    83,692
        Golden Coins N.V.                       3,508         145     3,653
        C.V. Sofinnova Partners Four          108,300      27,122   135,422

               Total:                         614,938     153,695   768,633

          The respective general partners of these funds exercise sole voting and investment power with respect to the shares held by the funds.

          The principals of Burr, Egan, Deleage & Co. are general partners of 1) Alta III Management Partners Limited Partnership (which is the general partner of Alta III Limited Partnership) and 2) Alta Jami Boston Limited Partnership. As general partners of these funds, they may be deemed to share voting and investment powers for the shares held by these funds. Burr, Egan, Deleage & Co. serves as an advisor to Gallion Partners II, C.V. Sofinnova Partners Four and Golden Coins N.V. The principals of Burr, Egan, Deleage & Co. disclaim beneficial ownership of all of the shares held by the foregoing funds except to the extent of their pecuniary interests therein.

     (b)  Percent of Class

          7.9% of the outstanding shares of Common Stock

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               -0- shares

          (ii) shared power to vote or to direct the vote

               768,633 shares -- Please also refer to Item 4.(a).

          (iii)     sole power to dispose or to direct the disposition of

               -0- shares

          (iv) shared power to dispose or to direct the disposition of

               768,633 shares -- Please also refer to Item 4.(a).


Item 5.  Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     See Item 4.(a).

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.




                            SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              Date:  February 6, 1998


                              BURR, EGAN, DELEAGE & CO.


                              By:  /s/ Eileen McCarthy
                              Name:  Eileen McCarthy
                              Title:  Vice-President